As filed with the United States Securities and Exchange Commission on June 21, 2016

Registration No. 333-205885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES

EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

KONINKLIJKE AHOLD N.V.

(Exact name of issuer of deposited securities as specified in its charter)

Royal Ahold

(Translation of issuer’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CSC Corporation Services Co.

80 State Street

Albany, New York 12207-2543

Tel: (518) 471-5400

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Common Share of Koninklijke Ahold N.V.	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-189583 previously filed by the Registrant.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Second Amendment to the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) filed as Exhibit (a)(3) to this Registration Statement and incorporated herein by reference.

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.
2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Top Center.
	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18).
	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15).
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16).
	(v)	The sale or exercise of rights	Paragraph (13).
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17).
	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21) (no provision for extensions).
	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Paragraph (11).
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8).
	(x)	Limitation upon the liability of the Depositary	Paragraphs (12), (13), (14), (18) and (21).
3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Paragraphs (7) and (8).

Item 2. AVAILABLE INFORMATION			Paragraph (11).

Statement that Koninklijke Ahold N.V. (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the Securities and Exchange Commission and that these reports and documents can be inspected by holders of America Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Second Amended and Restated Deposit Agreement (the “Deposit Agreement”), dated as of , 2013, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Owners and Beneficial Owners of American Depositary Shares . – Previously filed as an Exhibit to Registration Statement No. 333-189583, filed with the Commission on June 25, 2013, which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. – Previously filed.

(a)(3)	Form of Second Amendment to Deposit Agreement. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e)

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one (1) common share of Koninklijke Ahold N.V.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Koninklijke Ahold N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Zaandam, The Netherlands on June 21, 2016.

Koninklijke Ahold N.V.

By:	/s/ Jeff Carr
Name:	Jeff Carr
Title:	Executive Vice President & Chief
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on the 21st day of June 2016.

Signatures	Capacity

/s/ Dick Boer Dick Boer	President and Chief Executive Officer and Chairman of the Management Board and Executive Committee (Principal Executive Officer)

/s/ Jeff Carr Jeff Carr	Executive Vice President & Chief Financial Officer and Member of the Management Board and Executive Committee (Principal Financial Officer)

/s/ James McCann James McCann	Executive Vice President and Member of the Management Board and Executive Committee

/s/ Guy Thomson Guy Thomson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ Donald J. Puglisi Donald J. Puglisi Managing Director Puglisi & Associates	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Second Amendment to Deposit Agreement

(e)	Rule 466 Certification